Exhibit 1

To Shareholders in the United States:

All parties of the Share Exchange Agreement referred to in this document, Seven & i Holdings Co., Ltd., Seven & i Net Media Co., Ltd. and Nissen Holdings Co., Ltd. have been incorporated under the laws of Japan. This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

August 2, 2016

To Whom It May Concern,

Company name:	Seven & i Holdings Co., Ltd.
Name of representative:	Ryuichi Isaka Representative Director and President
(Code No. 3382, First Section of the TSE)

Company name:	Seven & i Net Media Co., Ltd.
Name of representative:	Hiroto Taguchi Representative Director and President

Company name:	Nissen Holdings Co., Ltd.
Name of representative:	Nobuyuki Ichiba President and Representative Director
(Code No. 8248, First Section of the TSE)

Notice regarding the Conversion by Share Exchange of Nissen Holdings Co., Ltd.

into a Wholly-Owned Subsidiary of Seven & i Net Media Co., Ltd.,

a Wholly-Owned Subsidiary of Seven & i Holdings Co., Ltd.

Seven & i Holdings Co., Ltd. (“Seven & i Holdings”), Seven & i Net Media Co., Ltd., a wholly-owned subsidiary of Seven & i Holdings (“Seven & i Net Media”), and Nissen Holdings Co., Ltd. (“Nissen Holdings”) passed a resolution at their respective board of directors meetings today to execute a share exchange through which Seven & i Net Media will become the wholly-owning parent company and Nissen Holdings will become a wholly-owned subsidiary (the “Share Exchange”). A share exchange agreement was entered into between Seven & i Net Media and Nissen Holdings today, as stated below (the “Share Exchange Agreement”).

The Share Exchange is subject to Seven & i Net Media obtaining approval at its extraordinary general shareholders meeting scheduled for September 2016 and Nissen Holdings obtaining approval at its extraordinary general shareholders meeting to be held on September 27, 2016. The Share Exchange will be in the form of a so-called “triangular share exchange,” whereby shares of common stock of Seven & i Holdings, the wholly-owning parent company of Seven & i Net Media, will be allocated, instead of shares thereof, to Nissen Holdings’ shareholders as consideration for the Share Exchange.

Prior to the effective date of the Share Exchange (scheduled for November 1, 2016), the common stock of Nissen Holdings will be delisted from the First Section of Tokyo Stock Exchange, Inc. (the “TSE”), effective on October 27, 2016 (the last trading date will be October 26, 2016).

1.	Purpose of Conversion into a Wholly-Owned Subsidiary by the Share Exchange

The Seven & i Group has a network of at least 60,000 stores, both inside and outside Japan, and a variety of businesses that cater to all customer demands, such as convenience stores, superstores, department stores, supermarkets, food services, financial services and IT/services. It is actively engaged in day-to-day activities, such as providing better customer service, expanding its retail network, and reinforcing its product development and procurement capabilities and brand equity. Seven & i Net Media was incorporated as a wholly-owned subsidiary of Seven & i Holdings in July 2008 as an intermediate holding company responsible for the IT/service business segment of the Seven & i Group. Since then, the company has been working to create business opportunities for that business segment through such measures as implementing business and organizational restructuring in an agile manner.

On the other hand, the Nissen Holdings Group has been engaged in activities since its incorporation in 1970 with the core business of directly providing merchandise and services appreciated by customers, through catalogues, the Internet and other vehicles. In March 2012, it also acquired as a wholly-owned subsidiary, and combined into the group, Shaddy Co., Ltd. and its subsidiaries dedicated to the gift business with a network of approximately 3,000 stores across the country. As a result, the Nissen Holdings Group has been able to add to its management resources a nationwide store network, senior-age customers who will make up an enormous market in the future, and cost-competitive gifts and daily living merchandise, and has since been enthusiastically working to become a corporate group capable of achieving significant growth in the future.

However, in the mail order business of the Nissen Holdings Group, competition is becoming increasingly intense across different business types or categories, while the market size continues to grow due to the rapid penetration of the Internet, mobile phones and, in recent years, smartphones. Customer demand for a wide variety of mail order business has been expanding, from books and clothing to foods and expensive merchandise. As mail order is becoming increasingly popular among a growing number of customers from the young to the old, further improvements in merchandise quality and services are called for. In addition, as the market for return gifts for ceremonial events matures, the Nissen Holdings Group’s gift business is being required to enhance the volume and quality of both merchandise and services, as well as to reinforce its capability to provide customer-appealing offers and cost-competitiveness.

In this business environment, the Seven & i Group and the Nissen Holdings Group decided that cooperation between both corporate groups as a single group supported by their solid capital relationship would contribute to further facilitation of mutual use of their management resources, creation and enhancement of corporate value at a level of growth that would not be achievable by individual efforts, and promotion of the Omni-Channel Strategy by the Seven & i Group as a whole. Accordingly, they entered into a capital and business alliance agreement on December 2, 2013, resulting in Seven & i Net Media holding 323,870 voting rights of Nissen Holdings (representing 50.74%(*) of the 638,282 voting rights of all shareholders as of June 20, 2016 (the “Voting Rights Holding Ratio”)) (*rounded off to the second decimal place; hereinafter the same for all references to the Voting Rights Holding Ratio) through a tender offer for common stock of Nissen Holdings and subscription for common stock issued by Nissen Holdings by way of third-party allotment.

Thereafter, Nissen Holdings has been making efforts to create new corporate value through a capital and business alliance with the Seven & i Group, and to offer merchandise and services unique from competitors’ offerings by promoting the Omni-Channel Strategy used by the Seven & i Group as a whole. On the other hand, Nissen Holdings renewed its management structure in December 2014 and implemented a series of structural reforms, including withdrawal from an unprofitable business segment (large furniture business) and solicitation of voluntary early retirement. It has also been undertaking voluntary and independent reconstruction by promoting its medium- to long-term tasks of reforming MD (merchandizing), sales spaces, and procurement. Correspondingly, the Seven & i Group has also been involved in the management of Nissen Holdings to a certain extent as its parent company in accordance with the capital and business alliance agreement by respecting its independence as a listed company. For example, it dispatched three directors and seven operations staff members to Nissen Holdings in accordance with the capital and business alliance agreement. In terms of operations, it opened Smile Lands in Ito Yokado stores, provided a will-call service at Seven-Eleven stores, and utilized the Nissen Holdings Group’s call center in its omni7 service. However, Nissen Holdings’ performance did not successfully improve, due to accelerated profit deterioration in the catalogue mail order business of Nissen Co., Ltd. (“Nissen”), one of its key members, for reasons related to increased competition resulting from an increasing number of competitors including SPAs (specialty store retailers of private label apparel) and online mail order business operators, increases in personnel expenses and other costs, and foreign exchange effects. Accordingly, Nissen Holdings recorded a significant deficit (an operating loss of 8,159 million yen and a net loss of 13,324 million yen) for the consolidated fiscal year ended December 2015, and also anticipates a deficit (an operating loss of 10,250 million yen and a net loss of 10,550 million yen) for the consolidated fiscal year ending December 2016. As a result, in its consolidated financial position for the second quarter of the fiscal year ending December 2016, the Nissen Holdings Group’s net assets are expected to be 69 million yen, and if no measures are hereafter taken, its debts are anticipated to exceed its assets at the end of the consolidated fiscal year ending December 2016. There is also an actual possibility of a material risk occurring to Nissen Holdings’ cash flow in early August of 2016.

Under these circumstances, in early June this year, Nissen Holdings requested that Seven & i Holdings provide management support from the Seven & i Group on both financial and business aspects, subject to Nissen Holdings becoming a wholly-owned subsidiary of Seven & i Net Media, as it was substantially difficult to independently deal with matters such as financial risk of excessive debts, deterioration of credit from banks or business partners, and cash flow risks. This request was made due to it being unclear at that time whether the Nissen Holdings Group would be able to turn its balance of income and expenditure into a surplus at an early stage, and it would have required further time to fully reconstruct and revitalize its management as Nissen Holdings still needed additional funding in the future to continue its business. Since then, both groups have been engaged in ongoing discussions.

Although the Seven & i Group also considered the option of maintaining its position as a shareholder of Nissen Holdings, an independent listed company, it believes that there is a risk that if Nissen Holdings does not continue its business, the adverse effects on the Seven & i Group would not be confined to direct damage, such as detriment to the value of Nissen Holdings shares held by Seven & i Net Media, but would also develop, although indirectly, into impediments and damage to the corporate activities of the Seven & i Group as a whole, including a loss of confidence from shareholders and other stakeholders thereof.

As a result, the Seven & i Group has reached the conclusion that aiming to reconstruct and revitalize the Nissen Holdings Group by making it a wholly-owned subsidiary of Seven & i Net Media would be the best way to reduce Nissen Holdings’ future deficits to the extent possible and increase the corporate value of both parties. The Seven & i Group believes that by making Nissen Holdings a wholly-owned subsidiary in accordance with Nissen Holdings’ request, it would be possible to increase the management efficiency of the Seven & i Group as a whole and to swiftly and steadfastly implement a drastic business structure reform, which will bring about the reconstruction and revitalization of the Nissen Holdings Group.

The Seven & i Group would like to respond to the expectations of its shareholders in the future, including Nissen Holdings’ shareholders who will acquire shares in Seven & i Holdings as a result of the Share Exchange, through the following efforts: (1) further developing the mail order business model by shifting the focus of management resources to the business areas that have a competitive advantage in Nissen’s apparel mail order business (such as the special size clothes segment), promoting intra-group cross-selling and reciprocal customer transfer through promotions, and efficiently operating its business to create group synergy through merchandise procurement and development, leveraging the group’s economies of scale; (2) utilizing, in the Seven & i Group’s strategies (such as the Omni-Channel Strategy), Nissen’s 30-million customer base and the manufacturing functions of its SPAs (specialty store retailers of private label apparel), and its infrastructure and other management resources of the mail order business, and seeking to increase the corporate value of the entire group through business development beyond the existing business alliance relationship.

2.	Overview of the Share Exchange

(1)	Schedule for the Share Exchange

Date of the board of directors meeting resolution regarding the execution of the Share Exchange Agreement (both companies)	August 2, 2016

Execution date of the Share Exchange Agreement	August 2, 2016

Date of public notice of the record date for the extraordinary general shareholders meeting (Nissen Holdings)	August 3, 2016 (planned)

Extraordinary general shareholders meeting record date (Nissen Holdings)	August 17, 2016 (planned)

Extraordinary general shareholders meeting resolution date (Nissen Holdings)	September 27, 2016 (planned)

Last trading date (Nissen Holdings)	October 26, 2016 (planned)

Delisting date (Nissen Holdings)	October 27, 2016 (planned)

Effective date of the Share Exchange	November 1, 2016 (planned)

(Note 1)	The above schedule may be modified upon both companies’ mutual agreement if it is necessary in light of the progress of the Share Exchange procedures and so on.
(Note 2)	In September 2016, Seven & i Net Media will obtain extraordinary general shareholders meeting approval of the Share Exchange.

(2)	Method of the Share Exchange

The Share Exchange will be executed such that Seven & i Net Media will become a wholly-owning parent company of Nissen Holdings and Nissen Holdings will become a wholly-owned subsidiary of Seven & i Net Media. The Share Exchange is scheduled to be effective as of November 1, 2016, subject to Seven & i Net Media obtaining approval at its extraordinary general shareholders meeting scheduled for September 2016, and Nissen Holdings obtaining approval at its extraordinary general shareholders meeting to be held on September 27, 2016.

The Share Exchange will be in the form of a so-called “triangular share exchange,” whereby shares of common stock of Seven & i Holdings, the wholly-owning parent company of Seven & i Net Media, will be allocated, instead of the shares thereof. This form is adopted in order to realize the purpose of the Share Exchange and to ensure the liquidity of the consideration for the Share Exchange to be allotted to the shareholders of Nissen Holdings, which will become a wholly-owned subsidiary, in exchange for the shares in Nissen Holdings, thereby providing the shareholders of Nissen Holdings with the benefit of the synergy of the Share Exchange.

Further, as described in 3.(4) “Measures to ensure fairness,” 3.(5) “Measures to avoid conflicts of interest,” and 9. “Matters regarding Transactions with Controlling Shareholders” below, full consideration of Nissen Holdings’ shareholders is given in determining the consideration for the Share Exchange, by such means as taking appropriate measures to ensure fairness and avoid conflicts of interest, and taking measures to protect minority shareholders in conducting transactions and so on with controlling shareholders.

(3)	Details of the allocation in the Share Exchange

	Seven & i Holdings (wholly-owning parent company of Seven & i Net Media, which will become the wholly-owning parent company)	Nissen Holdings (wholly-owned subsidiary)
Allotment ratio in the Share Exchange	1	0.015
Number of shares to be granted in the Share Exchange	Common stock of Seven & i Holdings: 472,254 shares (planned)

(Note 1)	Share allotment ratio

0.015 shares of Seven & i Holdings common stock will be allocated for every one share of Nissen Holdings common stock. However, no shares will be allotted in the Share Exchange for the 32,387,013 shares of Nissen Holdings common stock held by Seven & i Net Media (as of August 2, 2016).

(Note 2)	The number of shares in Seven & i Holdings to be allocated in the Share Exchange

In the Share Exchange, in exchange for their shares of Nissen Holdings common stock, Seven & i Net Media will grant shares of Seven & i Holdings common stock, in an amount calculated pursuant to the allotment ratio shown in the table above, to all Nissen Holdings shareholders of record (excluding Seven & i Net Media) immediately prior to Seven & i Net Media’s acquisition of all Nissen Holdings issued shares (excluding the Nissen Holdings shares held by Seven & i Net Media) pursuant to the Share Exchange (hereinafter referred to as the “Reference Time”).

Effective as of the point in time immediately prior to the Reference Time, Nissen Holdings will cancel, by a resolution of Nissen Holdings’ board of directors meeting to be held on or before the day immediately preceding the effective date of the Share Exchange, the 2,798,817 treasury shares that it holds and all treasury shares that it will acquire by the point in time immediately prior to the Reference Time (including any treasury shares acquired from dissenting shareholders exercising their rights pursuant to Article 785 of the Companies Act to claim for repurchase of shares in connection with the Share Exchange).

The number of shares of Seven & i Holdings common stock to be granted in connection with the Share Exchange may be modified in the future due to the acquisition and cancellation of the treasury shares by Nissen Holdings or other reasons.

Seven & i Net Media will acquire the shares of Seven & i Holdings common stock that it will grant in the Share Exchange, by purchasing the same from the stock market, in an amount not exceeding 514,300 shares, during the period from August 3, 2016 to August 31, 2016. The purchase to acquire the shares of Seven & i Holdings common stock will be conducted pursuant to procedures consistent with the “Guidelines Concerning the Acquisition of Own Shares” published by the Japan Exchange Regulation on April 1, 2014. The funds for the said acquisition will be procured by borrowing from SEVEN & i Financial Center Co., Ltd., a wholly-owned subsidiary of Seven & i Holdings.

(Note 3)	Overview of the company issuing the shares used as consideration for the Share Exchange

Please see 5. “Overview of the Company Issuing Shares used as Consideration for the Share Exchange” below.

(Note 4)	Method of cashing the Share Exchange consideration

(1)	Market for transacting the consideration	First Section of the TSE

(2)	Parties acting as intermediaries in the transaction	Seven & i Holdings common stock can be traded through ordinary securities companies

(3)	Restrictions, if any, on the transfer or other disposal of the consideration	Not applicable

(4)	Names and addresses of the third parties if their permissions and the like are required for the transfer or exercise of the right to the consideration, and other matters regarding the procedures for obtaining such permissions, etc.	Not applicable

(5)	Market price, if any, of the consideration

The closing price of Seven & i Holdings common stock on the First Section of the TSE on the business day immediately preceding the day on which the Share Exchange was announced (August 2, 2016) was 4,287 yen.

The recent market prices and the like of Seven & i Holdings common stock on the First Section of the TSE are available on the Japan Exchange Group, Inc.’s website (http://www.jpx.co.jp/) and so on.

(6)	Means for receiving repayment when the consideration can be repaid with a treasury share purchase, equity buyback or other similar procedures	Not applicable

(Note 5)	Handling of shares of less than one unit

There are expected to be shareholders who will hold Seven & i Holdings shares of less than one unit (less than 100 shares) as a result of the Share Exchange. In particular, those shareholders who hold less than 6,667 shares of Nissen Holdings are expected to receive Seven & i Holdings shares of less than one unit only, which may not be sold on a financial instruments exchange market. All such shareholders who will end up receiving Seven & i Holdings shares of less than one unit as a result of the Share Exchange will be eligible for the following Seven & i Holdings share programs.

(i)	Repurchase program for shares of less than one unit (sale of less than 100 shares)

This is a program in which shareholders owning Seven & i Holdings shares of less than one unit may sell the same by requesting that Seven & i Holdings repurchase those shares pursuant to Article 192 (1) of the Companies Act.

(ii)	Additional share purchase program for shares of less than one unit (to be increased to 100 shares)

This is a program in which shareholders owning Seven & i Holdings shares of less than one unit may purchase additional shares by requesting that Seven & i Holdings sell them additional shares of common stock in such amount that makes the total number of shares combined with the shares of less than one unit already owned by a shareholder equal to the number required to be one unit (100 shares) pursuant to Article 194 (1) of the Companies Act and Seven & i Holdings’ Articles of Incorporation.

(Note 6)	Handling of fractions less than one share

Seven & i Holdings will pay each Nissen Holdings shareholder who will receive fraction less than one shares of Seven & i Holdings common stock as a result of the Share Exchange cash in the amount equivalent to the amount obtained by multiplying (x) the market value per share of Seven & i Holdings common stock and (y) the fraction (any amount less than one yen shall be rounded up), instead of granting shares of Seven & i Holdings common stock equivalent to the fraction. In this regard, the “market value per share of Seven & i Holdings common stock” means the closing price of regular transactions of Seven & i Holdings common stock on the TSE on the business day immediately preceding the effective date of the Share Exchange (or the closing price on the most recent business day on which there was such a closing price (limited to a day that is prior to the effective date of the Share Exchange) if there is no such closing price on the immediately preceding business day; hereinafter the same).

(4)	Handling of subscription rights and bonds with subscription rights in connection with the Share Exchange

Not applicable

3.	Basis for Content of Allocation in the Share Exchange

(1)	Basis and reasons for the content of allocation

The Share Exchange will be in the form of a so-called “triangular share exchange,” whereby shares of common stock of Seven & i Holdings, the wholly-owning parent company of Seven & i Net Media, will be allocated, instead of the shares thereof. This form is adopted in order to realize the purpose of the Share Exchange and to ensure the liquidity of the consideration for the Share Exchange to be allotted to the shareholders of Nissen Holdings, which will become a wholly-owned subsidiary, in exchange for the shares in Nissen Holdings, thereby providing the shareholders of Nissen Holdings with the benefit of the synergy of the Share Exchange.

In calculating the share allocation ratio for the Share Exchange as set forth in 2(3) “Details of the allocation in the Share Exchange” above (the “Share Exchange Ratio”), Seven & i Holdings and Nissen Holdings decided to respectively have independent third-party calculation agents calculate the share exchange ratios for securing fairness and propriety. Accordingly, Seven & i Holdings selected Nomura Securities Co., Ltd. (“Nomura Securities”), and Nissen Holdings selected GCA Corporation (“GCA”), as their respective third-party calculation agents.

Through careful discussions and examinations, taking into account, among other things, the share exchange ratio calculation reports received on August 2, 2016 from Nomura Securities, a third-party calculation agent, and the advice of Nishimura & Asahi, Seven & i Holdings decided that the Share Exchange Ratio was appropriate and would not prejudice the interests of shareholders of Seven & i Holdings, as stated in 3(4) “Measures to ensure fairness” below. Accordingly, the companies decided that implementing the Share Exchange by the Share Exchange Ratio would be appropriate.

Correspondingly, Nissen Holdings repeated careful consultations and examinations, including the following bases: the share exchange ratio calculation reports received on August 2, 2016 from GCA, a third-party calculation agent and the advice of Mori Hamada & Matsumoto, as stated in 3(4) “Measures to ensure fairness” below; and a written report obtained from the Third-Party Panel in response to the question of whether the Share Exchange would not be disadvantageous to Nissen Holdings’ minority shareholders, as stated in 3(5) “Measures to avoid conflicts of interest” below (the Third-Party Panel was established, consisting of members who had no interest in Seven & i Net Media and Seven & i Holdings, the controlling shareholders). Nissen Holdings then decided, based on its legal advisor’s advice and examination of a written report of the Third-Party Panel, that the Share Exchange Ratio was appropriate in light of the calculation results of GCA, a third-party calculation agent, and would not prejudice its shareholders’ interests and that implementing the Share Exchange at the Share Exchange Ratio would be appropriate for the following reasons: (i) the Share Exchange Ratio was agreed to after repeated negotiations with Seven & i Net Media and Seven & i Holdings by directors who had no interest therein and through full consultation with the Third-Party Panel, and although it was less than GCA’s calculations under the market price average method set forth in 3(2)(ii) “Outline of calculation” below, it was near to the upper limit of the range of GCA’s calculations using the discounted cash flow method (the “DCF Method”) set forth in that section; and (ii) it was considered more reasonable to adopt a share exchange ratio calculated by the DCF Method based on detailed business plans, rather than the market price average method, since, as set forth in 1 “Purpose of Conversion into a Wholly-Owned Subsidiary by the Share Exchange” above, the debts of Nissen Holdings were anticipated to exceed its assets at the end of the consolidated fiscal year ending December 2016 and there was an actual possibility of a material risk to its cash flow in early August of 2016.

Seven & i Holdings and Seven & i Net Media on the one part, and Nissen Holdings on the other part, respectively carefully examined the details of allocation based on, among others, the results of due diligence investigations respectively conducted on the counterparty, with reference to the results of the calculation of the share exchange ratios and the advice by their respective third-party calculation agents, as well as the advice of their respective legal advisors. The parties have thus been engaged in ongoing negotiations and discussions, by taking into account such factors as the financial and asset status, and future outlook of Seven & i Holdings and Nissen Holdings as a whole. As a result, the parties decided that the Share Exchange Ratio was appropriate and would not prejudice the interests of their respective shareholders. Accordingly, Seven & i Net Media and Nissen Holdings entered into the Share Exchange Agreement for executing the Share Exchange by the Share Exchange Ratio, based on the resolutions by the respective board of directors meetings of those three companies dated today.

Please note that the Share Exchange Ratio is subject to change by consultation between both companies, in accordance with the Share Exchange Agreement, if any material change occurs to any condition of the calculation.

(2)	Matters related to calculation

(i)	Names of calculation agents, and their relationship with listed companies

Nomura Securities, the third-party calculation agent for Seven & i Holdings, and GCA, the third-party calculation agent for Nissen Holdings, are calculation agents independent respectively of Seven & i Holdings and Seven & i Net Media, and of Nissen Holdings. Neither of them is a related party of Seven & i Holdings, Seven & i Net Media or Nissen Holdings, nor do they have a material interest that must be stated herein in connection with the Share Exchange.

(ii)	Outline of calculation

Nomura Securities performed the calculation for Seven & i Holdings, by using the market price average method, as the company was listed on a financial instruments exchange and market prices existed (with August 1, 2016 being the calculation record date, the closing price of the calculation record date, the average closing price of one week from July 26, 2016 to the calculation record date, the average closing price of one month from July 4, 2016 to the calculation record date, the average closing price of three months from May 2, 2016 to the calculation record date, and the average closing price of six months from February 2, 2016 to the calculation record date).

With respect to Nissen Holdings, the calculation was performed by using the market price average method, as the company was listed on a financial instruments exchange and market prices existed (with August 1, 2016 being the calculation record date, the closing price of the calculation record date, the average closing price of one week from July 26, 2016 to the calculation record date, the average closing price of one month from July 4, 2016 to the calculation record date, the average closing price of three months from May 2, 2016 to the calculation record date, and the average closing price of six months from February 2, 2016 to the calculation record date), as well as by using the DCF Method to reflect the condition of future business activities in the evaluation. Under the DCF Method, the stock value was calculated by discounting, to the present value by using certain discount rates, the future cash flow based on the financial projections assuming the implementation of the Share Exchange in the fiscal year ending December 2016 through the fiscal year ending December 2020, which cash flow was provided by Nissen Holdings and checked by Seven & i Holdings.

The ranges of evaluation, assuming that the stock value of one share of Seven & i Holdings is 1, are as follows.

Method Used		Share Exchange Ratio Calculation Result
Seven & i Holdings	Nissen Holdings
Market price average method	Market price average method	0.022 to 0.026
	DCF Method	0 to 0.020

In calculating the share exchange ratios above, Nomura Securities used the materials such as the information provided by both companies, and information publicly available. Nomura Securities assumed that all those materials, information, and the like were accurate and complete, and has not independently verified the accuracy or completeness thereof. Nomura Securities also has not independently evaluated, appraised, or assessed the individual assets or liabilities (including contingent liabilities) of Seven & i Holdings, Nissen Holdings, or any of their affiliates, nor has it had them appraised or assessed by any third-party agent. In addition, the calculation of the share exchange ratios by Nomura Securities reflects the information and economic conditions as of August 1, 2016. Further, it is assumed that the financial projection of Nissen Holdings was reasonably examined or prepared by its management in accordance with the best possible projections and judgment currently available.

The future financial projection of Nissen Holdings used by Nomura Securities as the basis of its calculation by the DCF Method includes the fiscal years in which a significant profit increase or decrease is anticipated. Specifically, a significant loss is anticipated in the fiscal year ending December 2016, with an operating loss of approximately 10.2 billion yen, due to the effects of, among other things, a sales decline in related merchandise as a result of withdrawing from the large furniture business, and inventory disposal. This is planned to be improved in a phased manner from the fiscal year ending December 2017 to the fiscal year ending December 2020, with operating income of approximately 3.1 billion yen expected to be recorded in the fiscal year ending December 2020, reflecting the effects of, among other things, expanding sales of special size merchandise, adding basic merchandise items, and reducing the catalogue issue costs. The business plans used for the calculation were provided by Nissen Holdings and checked by Seven & i Holdings, and assume the implementation of the Share Exchange.

On the other hand, GCA performed the calculation for Nissen Holdings and Seven & i Holdings by using the market price average method, as their stocks were listed on the First Section of the TSE and market prices existed, as well as by using the DCF Method for Nissen Holdings to reflect the condition of future business activities.

The ranges of evaluation by the respective calculation methods, assuming that the stock value of one share of Seven & i Holdings is 1, are as follows.

Method Used		Share Exchange Ratio Calculation Result
Seven & i Holdings	Nissen Holdings
Market price average method	Market price average method	0.020 to 0.028
	DCF Method	0 to 0.019

In the calculations for the Share Exchange, GCA used materials such as information provided by both companies, and information publicly available. GCA assumed that all those materials and information were accurate and complete, and has not independently verified their accuracy or completeness. GCA also has not independently evaluated, appraised, or assessed the individual assets or liabilities (including off-balance-sheet assets and liabilities, and other contingent liabilities) of either of those companies, or any of their affiliates, nor has it had them appraised or assessed by any third-party agent. In addition, the calculation of the share exchange ratios by GCA reflects the information and economic conditions as of August 1, 2016. Further, it is assumed that the financial projection of Nissen Holdings was reasonably examined or prepared by the company in accordance with the best possible projections and judgment currently available.

Under the market price average method, simple average closing prices were used with August 1, 2016 as the record date (the “Record Date”), and the closing price on the Record Date, the simple average closing price of the immediately preceding one month from July 4, 2016 to the Record Date, the simple average closing price of the immediately preceding three months from May 2, 2016 to the Record Date, and the simple average closing price of the immediately preceding six months from February 2, 2016 to the Record Date, of Nissen Holdings and Seven & i Holdings respectively on the First Section of the TSE were used for the evaluation. Based on the result, the range of share exchange ratios as of the Record Date was calculated as 0.020 to 0.028.

Under the DCF Method, corporate value and stock value were evaluated by discounting, by using certain discount rates, free cash flow expected to be generated by Nissen Holdings in the future, based on financial projections taking into account factors such as the business plans for the fiscal year ending December 2016 through the fiscal year ending December 2020 and trends in the historical to the latest business results provided by Nissen Holdings, as well as information publicly available. Specifically, the discount rates were set as 4.84% to 5.15%, the going-concern value was calculated by using the perpetual growth rate method assuming the perpetual growth rates of -0.5% to 0.5%, and the range of share exchange ratios was calculated as 0 to 0.019.

The business plans provided by Nissen Holdings to GCA and used as the calculation basis by the DCF Method assume that the Share Exchange will be implemented, and include the fiscal years in which a significant profit increase or decrease is anticipated on a year-on-year basis. This is because it was anticipated that there would be a significant increase in operating losses, ordinary losses and net losses in the fiscal year ending December 2016 because of the effects, among other things, of inventory disposal and a sales decline in related merchandise as a result of withdrawing from the large furniture business. On the other hand, a significant amount of operating income, ordinary income and net income is expected to be recorded from the fiscal year ending December 2017 to the fiscal year ending December 2020, reflecting effects such as expanding and promoting the customer base by launching strategic merchandise and improving sales promotion efficiencies, reducing costs by introducing additional basic merchandise items and shifting procurement sources to ASEAN and other overseas countries, and reducing indirect costs by changing IT systems.

The specific numbers in the business plans used as the calculation basis by the DCF Method are as follows.

	(Unit: million yen)
	FY ending Dec. 2016	FY ending Dec. 2017	FY ending Dec. 2018	FY ending Dec. 2019	FY ending Dec. 2020
Net sales	127,900	136,220	141,810	148,820	155,970
Operating income	(10,250)	(5,310)	290	1,570	3,170
EBITDA	(7,099)	(2,429)	3,184	4,586	6,216
Free cash flow	(6,141)	(5,744)	1,356	2,924	4,362

(3)	Prospect of delisting, and reasons

As a result of the Share Exchange, Seven & i Net Media will become the wholly-owning parent company of Nissen Holdings as of the effective date thereof on November 1, 2016 (planned), and the common stock of Nissen Holdings, which will be a wholly-owned subsidiary, will be delisted in accordance with the TSE’s delisting standard as of October 27, 2016 (the last trading date will be October 26, 2016). After the delisting, shares of common stock of Nissen Holdings can no longer be traded on the TSE. However, as the shares of common stock of Seven & i Holdings to be allocated to the Nissen Holdings shareholders on the effective date of the Share Exchange are listed on the TSE, the shareholders holding at least 6,667 shares of common stock of Nissen Holdings who will be allocated, through the Share Exchange, with at least 100 shares of Seven & i Holdings’ common stock, which is the number constituting one share unit thereof, will continue to be able to trade shares constituting one share unit or more on a financial instruments exchange market, although they may be partly allocated with the number of shares less than one share unit, depending on the number of shares they own. Therefore, we believe that the liquidity of stock may be secured.

However, the shareholders owning less than 6,667 shares of common stock of Nissen Holdings as of the Reference Time will be allocated with less than one unit share of common stock of Seven & i Holdings. Shares of less than one unit may not be sold on a financial instruments exchange market, but may be sold to Seven & i Holdings, upon request for repurchase of shares of less than one unit. Such shareholders may also purchase additional shares by requesting that Seven & i Holdings sell them additional shares of common stock in such amount that makes the total number of shares combined with the shares of less than one unit already owned equal to the number required to be one unit. For details of the handling thereof, please see 2(3) (Note 5) “Handling of shares of less than one unit” above.

Further, for details of handling of any fractions less than one share that may arise, please see 2(3) (Note 6) “Handling of fractions less than one shares” above.

Shareholders of common stock of Nissen Holdings may continue to trade on the TSE the shares of common stock of Nissen Holdings that they own, and exercise their legal rights provided for in the Companies Act and other applicable laws and regulations, until the last trading date of October 26, 2016 (planned).

(4)	Measures to ensure fairness

In the Share Exchange, Seven & i Net Media already holds 323,870 voting rights of Nissen Holdings (Voting Rights Holding Ratio: 50.74%), and Nissen Holdings is a subsidiary of Seven & i Net Media. As such, we determined that it is necessary to ensure the fairness of the Share Exchange and are implementing measures to ensure the fairness thereof as follows.

(i)	Obtainment of share exchange ratio calculation reports from independent third-party appraisers

Seven & i Holdings have appointed Nomura Securities as a third-party appraiser independent of Seven & i Holdings, Seven & i Net Media, and Nissen Holdings and obtained a calculation report for the share exchange ratio dated August 2, 2016. For an overview of the calculation report, please see 3.(2) “Matters related to calculation” above.

Meanwhile, Nissen Holdings has appointed GCA as a third-party appraiser independent of Seven & i Holdings, Seven & i Net Media, and Nissen Holdings and obtained a calculation report for the share exchange ratio dated August 2, 2016. For an overview of the calculation report, please see 3.(2) “Matters related to calculation” above.

Seven & i Holdings have obtained from Nomura Securities an opinion to the effect that the Share Exchange Ratio is reasonable from a financial viewpoint (a “Fairness Opinion”). On the other hand, Nissen Holdings has not obtained a Fairness Opinion from GCA.

(ii)	Independent law firm’s advice

As the respective legal advisors for the Share Exchange, Seven & i Holdings and Seven & i Net Media have appointed Nishimura & Asahi, and Nissen Holdings has appointed Mori Hamada & Matsumoto, and received legal advice regarding the Share Exchange procedures and the decision-making methods and processes. Nishimura & Asahi and Mori Hamada & Matsumoto are independent from Seven & i Holdings, Seven & i Net Media, and Nissen Holdings and have no material interest in any of them.

(5)	Measures to avoid conflicts of interest

Since Seven & i Net Media already holds 323,870 voting rights of Nissen Holdings (Voting Rights Holding Ratio: 50.74%) and Nissen Holdings is a subsidiary of Seven & i Net Media, we have taken the following measures, in addition to the measures stated in (4) above, in order to avoid any conflicts of interest.

(i)	Nissen Holdings’ obtainment of a written report from an independent third-party panel

In order to prevent the Share Exchange from being executed on terms and conditions disadvantageous to Nissen Holdings’ minority shareholders, Nissen Holdings established on June 16, 2016 a third-party panel (the “Third-Party Panel”) consisting of three members, namely, Mr. Toshiaki Yamaguchi and Mr. Tetsuo Komori (independent outside directors and independent officers of Nissen Holdings), and Mr. Osamu Yamada (outside corporate auditor and independent officer) who have no interest in Seven & i Net Media and Seven & i Holdings, the controlling shareholders. To consider the Share Exchange, Nissen Holdings requested that the Third-Party Panel review the following issues: (a) whether the purpose of the Share Exchange is legitimate and contributes to an improvement of Nissen Holdings’ corporate value; (b) whether the fairness of the terms and conditions for the Share Exchange is assured (including the share exchange ratio, and the terms for the consideration to be distributed to Nissen Holdings’ minority shareholders through the Share Exchange); (c) whether the interests of Nissen Holdings’ minority shareholders are taken into consideration through fair procedures in the Share Exchange; and (d) whether, based on (a) to (c) above, the Share Exchange is not disadvantageous to Nissen Holdings’ minority shareholders.

The Third-Party Panel held seven meetings in total from June 16, 2016 to July 29, 2016, and carefully considered the requested issues above, by gathering information and discussing the issues with each other as necessary. When considering the issues, the Third-Party Panel received explanations from Nissen Holdings regarding: the purpose of the Share Exchange, the background to the Share Exchange, and the points of view regarding the Share Exchange by Nissen Holdings and Seven & i Net Media; the type of business, business results, corporate value, financial conditions, prospects for Nissen Holdings to continue business not premised on the Share Exchange, including potential alternative measures to the Share Exchange; and the history of negotiations for the Share Exchange including the share exchange ratio, and decision-making process.

The Third-Party Panel also received explanations from GCA regarding the evaluation of the share exchange ratio in the Share Exchange. The Third-Party Panel interviewed Seven & i Holdings and confirmed their understanding of Nissen Holdings’ present status and their business development after the Share Exchange. Furthermore, the Third-Party Panel received explanations from Mori Hamada & Matsumoto, Nissen Holdings’ legal advisor, regarding measures employed to ensure the fairness of the procedural aspects of the Share Exchange, and the decision-making method and process of Nissen Holdings’ board of directors regarding the Share Exchange, and other measures to avoid conflicts of interest. The Third-Party Panel also retained Mr. Hirofumi Ata, lawyer (a member of Kowa Legal Professional Corporation), as its own legal advisor and received legal advice from him.

After considering all factors, the Third-Party Panel submitted a written report dated August 2, 2016 to the following effect to Nissen Holdings’ board of directors, based on the explanations, calculation results, and other discussion materials.

(i) Regarding (a) above, the purpose of the Share Exchange is legitimate and the Share Exchange contributes to an improvement of Nissen Holdings’ corporate value, because after the realization of its conversion into a wholly-owned subsidiary through the Share Exchange, Nissen Holdings will be able to increase its management efficiency under the entire Seven & i Group and to swiftly and steadfastly implement a drastic business structure reform, which are expected to enable the reconstruction and revitalization of the Nissen Holdings Group and to reduce Nissen Holdings’ future deficits to the extent possible.

(ii) Regarding (b) above, in light of the following process of calculation of the Share Exchange Ratio, it can be stated that the fairness of the terms and conditions of the Share Exchange is assured: in relation to the Share Exchange, Nissen Holdings and Seven & i Group respectively conducted due diligence investigations on the counterparty, and they requested calculation agents that are independent of both companies’ groups to evaluate the calculation of the terms and conditions of the Share Exchange; received the results of the calculation of the share exchange ratios from them; and then, based on the said results of the calculation of the share exchange ratios, the results of due diligence investigations, and other factors, Nissen Holdings and Seven & i Group agreed the Share Exchange Ratio, after engaging in ongoing negotiations and discussions, by taking into account such factors as the financial and asset status, and the future outlook of Seven & i Group and Nissen Holdings as a whole.

(iii) Regarding (c) above, it can be stated that the interests of Nissen Holdings’ minority shareholders are taken into consideration because although these minority shareholders will be eliminated as a result of the Share Exchange, measures have been taken to ensure fairness and to avoid conflicts of interest in order to protect the minority shareholders. Further, it can also be stated that consideration is given to Nissen Holdings’ minority shareholders because although the Share Exchange will be in the form of a so-called “triangular share exchange,” the consideration to be allocated to Nissen Holdings’ shareholders will be the shares of common stock of Seven & i Holdings, a listed company, and the minority shareholders have the choice of either retaining or cashing them, whereas the handling of fractions less than one share has also been agreed upon.

(iv) Regarding (d) above, it is deemed that the Share Exchange is not disadvantageous to Nissen Holdings’ minority shareholders because the fairness of the terms and conditions of the Share Exchange is assured as described in (i) to (iii) above.

In relation to the terms and conditions of the Share Exchange, the Third-Party Panel opined as follows regarding the fact that although the Share Exchange Ratio is within the range of share exchange ratios calculated by evaluating Seven & i Holdings using the market price average method and Nissen Holdings using the DCF method, it is outside the range of share exchange ratios calculated by evaluating both Seven & i Holdings and Nissen Holdings using the market price average method.

In light of the fact that (a) according to the account settlement for the 2nd quarter of the fiscal term ending December, 2016 (the 47th Fiscal Term) of Nissen Holdings, the amount of its consolidated net assets was 69 million yen, and unless measures are hereafter taken, its debts are anticipated to exceed its assets at the end of the consolidated fiscal year ending December 2016; and that (b) it is possible that in early August of 2016, Nissen Holdings’ financing will face a material risk, and due to such financing condition, there is a need to actually consider legal bankruptcy procedures such as civil rehabilitation proceedings, it cannot be said that the market share price prior to the day on which the Share Exchange was announced accurately reflects the share value of Nissen Holdings; rather, it is deemed that there are no unreasonable points in the results of the calculation of the Share Exchange Ratio as long as it is within the range of share exchange ratios calculated by evaluating Nissen Holdings using the DCF method based on the business plan it prepared based on its current business condition and its recent business results, even if the Share Exchange Ratio significantly deviates from the exchange ratio that is based on the evaluation of the corporate value using the market price average method.

For an overview of opinion of the Third-Party Panel, please see 9.(3) “Overview of opinion that the transaction is not disadvantageous to minority shareholders, obtained from persons without interest in the controlling shareholders” below.

(ii)	Unanimous approval of Directors and Corporate Auditors, excluding interested Directors and Corporate Auditors

Among the directors of Nissen Holdings, Mr. Fumihiko Nagamatsu concurrently serves as executive officer of Seven & i Holdings; Mr. Yukio Fujishima concurrently serves as director of Sogo & Seibu Co., Ltd.; and Mr. Kyozo Okazaki concurrently serves as employee of Seven & i Holdings. As such, in order to avoid any conflicts of interest, none of them participated in deliberations and resolutions regarding the Share Exchange at the board of directors meetings of Nissen Holdings, nor participated in discussions and negotiations with Seven & i Net Media regarding the Share Exchange on the Nissen Holdings side. Other than Mr. Fumihiko Nagamatsu, Mr. Yukio Fujishima and Mr. Kyozo Okazaki, none of Nissen Holdings’ officers have been an officer or employee of Seven & i Holdings or Seven & i Net Media, or of their subsidiaries or affiliates (other than Nissen Holdings) during the last five years. The proposal regarding the Share Exchange at the board of directors meeting of Nissen Holdings has been approved and resolved unanimously by the six directors out of nine of Nissen Holdings (other than the above-mentioned Mr. Fumihiko Nagamatsu, Mr. Yukio Fujishima, and Mr. Kyozo Okazaki). Further, all of the three corporate auditors of Nissen Holdings attended the deliberation of the proposal, and all of them expressed their opinion that they will not object to the Share Exchange.

4.	Overview of the Companies Party to the Share Exchange (as of May 31, 2016)

	Wholly-owning parent company	Wholly-owned subsidiary
(1) Name	Seven & i Net Media Co., Ltd.	Nissen Holdings Co., Ltd.

(2) Location	4-5 Nibancho, Chiyoda-ku, Tokyo	26 Nishikujoinmachi, Minami-ku, Kyoto-shi, Kyoto

(3) Title and name of representative	Hiroto Taguchi, Representative Director and President	Nobuyuki Ichiba, President and Representative Director

(4) Type of business	Development of systems under the Omni-Channel Strategy for the Seven & i Group, and management of shares held in related companies	Planning the Nissen Holdings Group’s growth strategy, designing the Nissen Holdings Group’s portfolio and developing new business by way of M&A, and supervising Nissen Holdings Group’s management execution

(5) Stated capital	7,665 million yen (as of May 31, 2016)	11,873 million yen (as of June 20, 2016)

(6) Date of incorporation	July 11, 2008	April 10, 1970

(7) Number of outstanding shares	306,400 shares	66,669,432 shares

(8) Accounting period	End of February	December 20

(9) Number of employees	(non-consolidated basis) 138 (as of May 31, 2016)	(consolidated basis) 1,236 (as of June 20, 2016)

(10) Major customers	NEC Corporation NTT DATA Corporation	Nissen Co., Ltd. Seven & i Holdings Co., Ltd.

(11) Major banks	Sumitomo Mitsui Banking Corporation	Resona Bank, Limited The Bank of Kyoto, Ltd. Mizuho Bank, Ltd. Sumitomo Mitsui Banking Corporation The Bank of Tokyo-Mitsubishi UFJ Ltd.

	Wholly-owning parent company		Wholly-owned subsidiary
(12) Major shareholders and shareholding ratio	Seven & i Holdings Co., Ltd.	100.0%	Seven & i Net Media Co., Ltd.	48.58%
			Tetsuo Kawashima	2.01%
			Nissen Kyoeikai	1.94%
			Brastsheave Co., Ltd.	1.73%
			Nihon Unisys, Ltd.	1.58%
			Nissen Group	1.40%
			Employee Shareholding Association
			Yumiko Nakata	1.24%
			Mizuho Trust & Banking Co., Ltd. Retirement Benefit Trust Mizuho Bank Account, Re-trustee Trust & Custody Services Bank, Ltd.	0.97%

			Nippon Life Insurance Company	0.83%
			Hiroko Kawashima	0.75%

	(as of May 31, 2016)		(as of June 20, 2016)

(13) Relationship between the party companies

Capital relationship	Seven & i Net Media owns 48.58% of the total outstanding shares of Nissen Holdings.
Personnel relationship	Not applicable
Business relationship	Not applicable
Whether falling under related parties	Seven & i Net Media is the parent company of Nissen Holdings and, therefore, is a related party of Nissen Holdings.

(14) Business results and financial condition in the past three years

	Seven & i Net Media (non-consolidated basis)			Nissen Holdings (consolidated basis)
Accounting period	FY ended Feb. 2014	FY ended Feb. 2015	FY ended Feb. 2016	FY ended Dec. 2013	FY ended Dec. 2014	FY ended Dec. 2015
Net assets	15,485	9,395	(1,551)	26,451	20,329	5,875
Total assets	31,221	30,057	13,901	95,403	106,788	83,009
Net assets per share (yen)	50,541.28	30,662.74	(5,063.10)	435.68	318.29	92.00
Net sales (revenues from operations)	45	33,643	29,887	196,467	208,370	157,289
Operating income	(95)	(473)	287	(3,353)	(6,628)	(8,159)
Ordinary income	(111)	(501)	262	(2,943)	(7,725)	(7,363)
Net income	(99)	(6,358)	(9,736)	(2,877)	(8,510)	(13,324)
Net income per share (yen)	(323.59)	(20,751.28)	(31,775.47)	(47.42)	(133.96)	(208.61)
Dividend per share (yen)	—	—	—	5.00	—	—

(Unit: million yen, unless otherwise specified)

5.	Overview of the Company Issuing Shares used as Consideration for the Share Exchange (as of May 31, 2016)

(1) Name	Seven & i Holdings Co., Ltd.

(2) Location	8-8 Nibancho, Chiyoda-ku, Tokyo

(3) Title and name of representative	Ryuichi Isaka, Representative Director and President

(4) Type of business	Planning, managing and operating the corporate group focused on such business as convenience stores, general superstores, department stores, supermarkets, food services, financial services, and IT/services

(5) Stated capital	50,000 million yen (as of May 31, 2016)

(6) Date of incorporation	September 1, 2005

(7) Number of outstanding shares	886,441,983 shares

(8) Accounting period	End of February

(9) Number of employees	(consolidated basis) 54,910 (as of May 31, 2016)

(10) Major customers	Seven-Eleven Japan Co., Ltd.

(11) Major banks	Sumitomo Mitsui Banking Corporation

(12) Major shareholders and shareholding ratio (as of February 29, 2016)	Ito-Kogyo Co., Ltd.	7.77%
	Japan Trustee Services Bank, Ltd. (Trust account)	5.11%
	The Master Trust Bank of Japan, Ltd. (Trust account)	4.73%
	JP Morgan Chase Bank 380055 (standing proxy: Mizuho Bank, Ltd.)	2.61%
	Nippon Life Insurance Company	1.99%
	Masatoshi Ito	1.89%
	Mitsui & Co., Ltd. (standing proxy: Trust & Custody Services Bank, Ltd.)	1.83%
	Nomura Securities Co., Ltd.	1.55%
	State Street Bank and Trust Company (standing proxy: The Hongkong and Shanghai Banking Corporation Limited, Tokyo Branch)	1.38%
	The Bank of New York Mellon SA/NV 10 (standing proxy: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	1.29%

(13) Relationship between the party companies

Capital relationship	Seven & i Holdings owns 100% of the total voting rights of Seven & i Net Media. In addition, Seven & i Holdings owns 48.58% of the total outstanding shares of Nissen Holdings indirectly through Seven & i Net Media.

Personnel relationship

As of August 2, 2016, two executive officers of Seven & i Holdings concurrently serve as a director and a corporate auditor, respectively, of Seven & i Net Media. Further, one executive officer and one full-time employee of Seven & i Holdings concurrently serve as directors of Nissen Holdings, and one full-time employee is seconded to Nissen Holdings.

Meanwhile, Seven & i Holdings receives 33 secondees from Seven & i Net Media, and one secondee from Nissen Holdings.

Business relationship	Seven & i Holdings receives payments of business administration fees and service entrustment fees from Seven & i Net Media. Seven & i Holdings pays service entrustment fees to Nissen Holdings.

Whether falling under related parties	Seven & i Holdings is the parent company of Seven & i Net Media and Nissen Holdings and, therefore, is a related party of Seven & i Net Media and Nissen Holdings.

(14) Business results and financial condition in the past three years

Accounting period	FY ended Feb. 2014	FY ended Feb. 2015	FY ended Feb. 2016
Consolidated net assets	2,221,557	2,430,917	2,505,182
Consolidated total assets	4,811,380	5,234,705	5,441,691
Consolidated net assets per share (yen)	2,371.92	2,601.23	2,683.11
Consolidated revenues from operations	5,631,820	6,038,948	6,045,704
Consolidated operating income	339,659	343,331	352,320
Consolidated ordinary income	339,083	341,484	350,165
Net income attributable to parent shareholder	175,691	172,979	160,930
Consolidated net income per share (yen)	198.84	195.66	182.02
Dividend per share (yen)	68.00	73.00	85.00
	(Unit: million yen, unless otherwise specified)

6.	Status after the Share Exchange

Wholly-owning parent company
(1) Name	Seven & i Net Media Co., Ltd.
(2) Location	4-5 Nibancho, Chiyoda-ku, Tokyo
(3) Title and name of representative	Hiroto Taguchi, Representative Director and President
(4) Type of business	Development of systems under the Omni-Channel Strategy for the Seven & i Group, and management of shares held in related companies
(5) Stated capital	7,665 million yen
(6) Accounting period	End of February
(7) Net assets	Yet to be determined
(8) Total assets	Yet to be determined

7.	Accounting Overview

The Share Exchange will be a common control transaction.

8.	Future Prospects

Since Nissen Holdings has been a subsidiary of Seven & i Net Media, the impact of the Share Exchange on the business results of Seven & i Holdings, Seven & i Net Media, and Nissen Holdings, respectively, is projected to be minimal.

9.	Matters regarding Transactions with Controlling Shareholders

(1)	Whether falling under a controlling shareholder transaction and compliance with the Guidelines for Measures to Protect Minority Shareholders

Seven & i Net Media is the controlling shareholder holding 32,387,013 common shares of Nissen Holdings (Voting Rights Holding Ratio: 50.74%); therefore, the Share Exchange falls under a transaction with a controlling shareholder in respect of Nissen Holdings. In the “Guidelines for Measures to Protect Minority Shareholders when Conducting Transactions with Controlling Shareholders” shown in the Corporate Governance Report disclosed by Nissen Holdings on May 26, 2016, Nissen Holdings states that it is developing its business activities based on its consideration and decision on business strategies, human resource policies and capital policies, etc. independently and on its own initiative, and that for the purpose of protecting minority shareholders, it is placing independent officers who are not likely to give rise to any conflicts of interest with general shareholders.

Regarding the Share Exchange, as stated in 3.(4) “Measures to ensure fairness” and 3.(5) “Measures to avoid conflicts of interest” above, Nissen Holdings has taken measures to ensure the fairness of the Share Exchange and avoid conflicts of interest, and believes that such response complies with the above-mentioned Guidelines.

(2)	Matters regarding measures to ensure fairness and to avoid conflicts of interest

As stated in (1) “Whether falling under a controlling shareholder transaction and compliance with the Guidelines for Measures to Protect Minority Shareholders” above, the Share Exchange falls under a transaction with a controlling shareholder in respect of Nissen Holdings. As such, Nissen Holdings has determined that it would be necessary to take measures to ensure fairness and to avoid conflicts of interest and also, at its board of directors’ meeting, carefully discussed and considered the terms and conditions of the Share Exchange. Furthermore, by taking the measures stated in 3.(4) “Measures to ensure fairness” and 3.(5) “Measures to avoid conflicts of interest,” Nissen Holdings believes that it has ensured the fairness of the Share Exchange and avoided conflicts of interest.

(3)	Overview of opinion that the transaction is not disadvantageous to minority shareholders, obtained from persons without an interest in controlling shareholders

As stated in 3.(5) “Measures to avoid conflicts of interest” above, Nissen Holdings established the Third-Party Panel in order to prevent the Share Exchange from being executed on terms and conditions disadvantageous to Nissen Holdings’ minority shareholders. To consider the Share Exchange, Nissen Holdings requested that the Third-Party Panel review the following issues: (a) whether the purpose of the Share Exchange is legitimate and contributes to an improvement of Nissen Holdings’ corporate value; (b) whether the fairness of the terms and conditions for the Share Exchange is assured (including the share exchange ratio, and the terms for the consideration to be distributed to Nissen Holdings’ minority shareholders through the Share Exchange); (c) whether the interests of Nissen Holdings’ minority shareholders are taken into consideration through fair procedures in the Share Exchange; and (d) whether, based on (a) to (c) above, the Share Exchange is not disadvantageous to Nissen Holdings’ minority shareholders.

As a result, on August 2, 2016, Nissen Holdings obtained a written report from the Third-Party Panel to the following effect.

(i) Regarding (a) above, the purpose of the Share Exchange is legitimate and the Share Exchange contributes to an improvement of Nissen Holdings’ corporate value, because after the realization of its conversion into a wholly-owned subsidiary through the Share Exchange, Nissen Holdings will be able to increase its management efficiency under the entire Seven & i Group and to swiftly and steadfastly implement a drastic business structure reform, which are expected to enable the reconstruction and revitalization of the Nissen Holdings Group and to reduce Nissen Holdings’ future deficits to the extent possible.

(ii) Regarding (b) above, in light of the following process of calculation of the Share Exchange Ratio, it can be stated that the fairness of the terms and conditions of the Share Exchange is assured: in relation to the Share Exchange, Nissen Holdings and Seven & i Group respectively conducted due diligence investigations on the counterparty, and they requested calculation agents that are independent of both companies’ groups to evaluate the calculation of the terms and conditions of the Share Exchange; received the results of the calculation of the share exchange ratios from them; and then, based on the said results of the calculation of the share exchange ratios, the results of due diligence investigations, and other factors, Nissen Holdings and Seven & i Group agreed the Share Exchange Ratio, after engaging in ongoing negotiations and discussions, by taking into account such factors as the financial and asset status, and the future outlook of Seven & i Group and Nissen Holdings as a whole.

(iii) Regarding (c) above, it can be stated that the interests of Nissen Holdings’ minority shareholders are taken into consideration because although these minority shareholders will be eliminated as a result of the Share Exchange, measures have been taken to ensure fairness and to avoid conflicts of interest in order to protect the minority shareholders. Further, it can also be stated that consideration is given to Nissen Holdings’ minority shareholders because although the Share Exchange will be in the form of a so-called “triangular share exchange,” the consideration to be allocated to Nissen Holdings’ shareholders will be the shares of common stock of Seven & i Holdings, a listed company, and the minority shareholders have the choice of either retaining or cashing them, whereas the handling of fractions less than one share has also been agreed upon.

(iv) Regarding (d) above, it is deemed that the Share Exchange is not disadvantageous to Nissen Holdings’ minority shareholders because the fairness of the terms and conditions of the Share Exchange is assured as described in (i) to (iii) above.

In relation to the terms and conditions of the Share Exchange, the Third-Party Panel opined as follows regarding the fact that although the Share Exchange Ratio is within the range of share exchange ratios calculated by evaluating Seven & i Holdings using the market price average method and Nissen Holdings using the DCF method, it is outside the range of share exchange ratios calculated by evaluating both Seven & i Holdings and Nissen Holdings using the market price average method.

In light of the fact that (a) according to the account settlement for the 2nd quarter of the fiscal term ending December, 2016 (the 47th Fiscal Term) of Nissen Holdings, the amount of its consolidated net assets was 69 million yen, and unless measures are hereafter taken, its debts are anticipated to exceed its assets at the end of the consolidated fiscal year ending December 2016; and that (b) it is possible that in early August of 2016, Nissen Holdings’ financing will face a material risk, and due to such financing condition, there is a need to actually consider legal bankruptcy procedures such as civil rehabilitation proceedings, it cannot be said that the market share price prior to the day on which the Share Exchange was announced accurately reflects the share value of Nissen Holdings; rather, it is deemed that there are no unreasonable points in the results of the calculation of the Share Exchange Ratio as long as it is within the range of share exchange ratios calculated by evaluating Nissen Holdings using the DCF method based on the business plan it prepared based on its current business condition and its recent business results, even if the Share Exchange Ratio significantly deviates from the exchange ratio that is based on the evaluation of the corporate value using the market price average method.

End

(Reference) Consolidated Financial Forecast for the Current Year and Consolidated Results for the Previous Year

Seven & i Holdings Co., Ltd. (consolidated financial forecast published as of August 2, 2016)

	(Unit: million yen)
	Revenues from operations	Operating income	Ordinary income	Net income attributable to owners of parent
Forecast for the current FY (ending February 2017) (full-year)	6,137,000	379,000	376,000	172,000
Results of the previous FY (ended February 2016) (full-year)	6,045,704	352,320	350,165	160,930

Nissen Holdings Co., Ltd. (consolidated financial forecast published as of August 2, 2016)

	(Unit: million yen)
	Net sales	Operating income	Ordinary income	Net income attributable to owners of parent
Forecast for the current FY (ending December 2016) (full-year)	127,900	(10,250)	(10,120)	(10,550)
Results for the previous FY (ended December 2015) (full-year)	157,289	(8,159)	(7,363)	(13,324)